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                             BELL, BOYD & LLOYD LLC
                           Three First National Plaza
                       70 West Madison Street, Suite 3300
                          Chicago, Illinois 60602-4207
                                  312 372-1121
                                Fax 312 372-2098


                                December 8, 2000





Liberty Floating Rate Fund
One Financial Center
Boston, MA 02111

Ladies and Gentlemen:

                           Liberty Floating Rate Fund

         We are furnishing this opinion with respect to the proposed offer and sale from time to time of an additional 45,000,000 shares of beneficial interest (the "Shares") of the Liberty Floating Rate Fund (the "Fund") registered under the Securities Act of 1933 and the Investment Company Act of 1940 by a sixth amendment to the registration statement on Form N-2 (File No. 811-08953) as amended from time to time (the "Registration Statement") to be filed with the Securities and Exchange Commission (the "Commission").

         We have acted as counsel for the Fund in connection with its initial organization and its registrations with the Commissions, and we are familiar with the actions taken by its board of trustees to authorize previously the issuance, offer and sale of 10,000,000 Shares of each of Class A, Class B, Class C and Class Z and currently the issuance, offer and sale of an additional 20,000,000 Shares of Class A, 15,000,000 Shares of Class B and 20,000,000 Shares of Class C.

         In this connection we have examined originals, or copies certified or otherwise identified to our satisfaction, of such documents, corporate and other records, certificates and other papers as we deemed it necessary to examine for the purpose of this opinion, including the agreement and declaration of trust (the "Trust Agreement") and by-laws of the Fund, actions of the board of trustees of the Fund authorizing the issuance of shares of the Fund and the Registration Statement.

         We assume that, upon sale of the Shares, the Fund will receive the authorized consideration therefor, which will at least equal the net asset value of the Shares.

         Based upon the foregoing, we are of the opinion that the Fund is authorized to issue the 20,000,000 Shares of Class A, 15,000,000 Shares of Class B and 20,000,000 Shares of Class C, and that, when the Shares are issued and sold after the Registration Statement has been declared effective and the authorized consideration therefor is received by the Fund, they will be validly issued, fully paid and nonassessable by the Fund.

         The Fund is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. However, the Trust Agreement disclaims shareholder liability for acts or obligations of the Fund and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate or other undertaking issued by or on behalf of the Fund. The Trust Agreement provides for indemnification for all loss and expense of any shareholder of the Fund held personally liable for obligations of the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations.

         In rendering the foregoing opinion, we have relied upon the opinion of Ropes & Gray expressed in their letter to us dated ________, 2000.

         We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under section 7 of the Act.

                                                         Very truly yours,

                                                    /s/  Bell, Boyd & Lloyd LLC


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